Exhibit 99.1

Piedmont Lithium Limited Announces Closing of Public Offering and Full Exercise of Underwriters’ Over-Allotment Option

New York – June 11, 2020 – Piedmont Lithium Limited, (Nasdaq, ASX: PLL), today announced the closing of its previously announced underwritten public offering of 2,065,000 American Depositary Shares (“ADS”), which includes the full exercise of the underwriters’ option to purchase 265,000 additional ADSs, each ADS representing 100 of its ordinary shares, at a price per ADS to the public of US$6.30 (“Public Offering”). The aggregate gross proceeds of the Public Offering totaled approximately US$13.0 million.

Piedmont has also received commitments from existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (US$7.6 million) (“Private Placement”). Completion of the Private Placement is subject to shareholder approval. The total gross proceeds to the Company from the Public Offering and Private Placement are expected to exceed US$20.5 million before deducting underwriting discounts, commissions and other offering expenses.

ThinkEquity, a division of Fordham Financial Management, Inc., and Loop Capital Markets LLC acted as joint book-running managers for the Public Offering.  Canaccord Genuity LLC and Roth Capital Partners are acting as financial advisors for the Public Offering.

Canaccord Genuity (Australia) Limited and Shaw and Partners Limited acted as joint-lead managers to the Private Placement.

Piedmont Lithium intends to use the proceeds from the Public Offering and Private Placement to continue development of the Company’s Piedmont Lithium Project, including a definitive feasibility study, test work, permitting, and ongoing land consolidation, and for general corporate purposes.

The Public Offering was made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the “SEC”). A final prospectus supplement and accompanying prospectus related to the offering of the ADSs have been filed with the SEC and are available on the SEC’s website at http://www.sec.gov and on the ASX website. Copies of the final prospectus supplement and the accompanying prospectus relating to the Public Offering may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Piedmont Lithium Limited.
Piedmont holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, spodumene-only mineralogy, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Piedmont Lithium Limited is using forward-looking statements in this press release when it discusses the possible offering of additional American Depositary Shares and the intended use of proceeds. Because such statements deal with future events and are based on Piedmont Lithium Limited’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Piedmont Lithium Limited could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the offering, as well as those discussed under the heading “Risk Factors” in Piedmont Lithium Limited’s annual report on Form 20-F filed with the SEC on November 1, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Piedmont Lithium Limited undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Piedmont Lithium Limited is not responsible for the contents of third-party websites.

For further information, contact:

Keith D. Phillips
President & CEO
T: +1 973 809 0505
E: kphillips@piedmontlithium.com

Tim McKenna
Investor and Government Relations
T: +1 732 331 6457
E: tmckenna@piedmontlithium.com